SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                            (Amendment No. _________)

                             Arch Capital Group Ltd.

                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
                         (Title of Class of Securities)

                                    G0450A105
                                 (CUSIP Number)

                                Trident II, L.P.
                             c/o CD Trident II, LLC
                                20 Horseneck Lane
                               Greenwich, CT 06830
                    Attention: David Wermuth, Vice President
                              Phone (203) 862-2924
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

===================
CUSIP No. G0450A105
===================

-------------==================================================================
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Trident II, L.P.
-------------==================================================================
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [   ]

                                                                    (b) [ X ]**

              ** The reporting persons making this filing beneficially own an aggregate of 1,691,576 Common Shares, which is 6.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

-------------==================================================================
     3      SEC USE ONLY
-------------==================================================================
     4      SOURCE OF FUNDS (See Instructions)

            OO
-------------==================================================================
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                        [   ]
-------------==================================================================
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
------------------------------------===========================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------===========================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,601,641 [See Preliminary Note]
                       -------------===========================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------===========================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,601,641 [See Preliminary Note]
------------------------------------===========================================
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,601,641 [See Preliminary Note]
-------------==================================================================
     12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [ X ]

-------------==================================================================
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3 %  [See Preliminary Note]
-------------==================================================================
     14     TYPE OF REPORTING PERSON (See Instructions)

            PN
-------------==================================================================

                                       13D




===================
CUSIP No. G0450A105
===================

-------------==================================================================
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Marsh & McLennan Employees' Securities Company, L.P.
-------------==================================================================
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [   ]

                                                                    (b) [ X ]**

              ** The reporting persons making this filing beneficially own an aggregate of 1,691,576 Common Shares, which is 6.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------==================================================================
     3      SEC USE ONLY

-------------==================================================================
     4      SOURCE OF FUNDS (See Instructions)

            OO
-------------==================================================================
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                        [   ]
-------------==================================================================
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
------------------------------------===========================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------===========================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     45,092  [See Preliminary Note]
                       -------------===========================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------===========================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    45,092  [See Preliminary Note]
------------------------------------===========================================
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            45,092  [See Preliminary Note]
-------------==================================================================
     12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                        [ X ]

-------------==================================================================
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2 %  [See Preliminary Note]
-------------==================================================================
     14     TYPE OF REPORTING PERSON (See Instructions)

            PN
-------------==================================================================

                                       13D



===================
CUSIP No. G0450A105
===================

-------------==================================================================
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Marsh & McLennan Capital Professionals Fund, L.P.
-------------==================================================================
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [   ]

                                                                    (b) [ X ]**

              ** The reporting persons making this filing beneficially own an aggregate of 1,691,576 Common Shares, which is 6.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------==================================================================
     3      SEC USE ONLY

-------------==================================================================
     4      SOURCE OF FUNDS (See Instructions)

            OO
-------------==================================================================
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                        [   ]
-------------==================================================================
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
------------------------------------===========================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------===========================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     44,843  [See Preliminary Note]
                       -------------===========================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------===========================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    44,843  [See Preliminary Note]
------------------------------------===========================================
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            44,843  [See Preliminary Note]
-------------==================================================================
     12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                        [ X ]

-------------==================================================================
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2 %  [See Preliminary Note]
-------------==================================================================
     14     TYPE OF REPORTING PERSON (See Instructions)

            PN
-------------==================================================================

                                       13D



===================
CUSIP No. G0450A105
===================

-------------==================================================================
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Trident Capital II, L.P.
-------------==================================================================
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [   ]

                                                                    (b) [ X ]**

              ** The reporting persons making this filing beneficially own an aggregate of 1,691,576 Common Shares, which is 6.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------==================================================================
     3      SEC USE ONLY

-------------==================================================================
     4      SOURCE OF FUNDS (See Instructions)

            AF
-------------==================================================================
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------==================================================================
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
------------------------------------===========================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------===========================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,601,641  [See Preliminary Note]
                       -------------===========================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------===========================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,601,641  [See Preliminary Note]
------------------------------------===========================================
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,601,641  [See Preliminary Note]
-------------==================================================================
     12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                         [ X ]

-------------==================================================================
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3 %  [See Preliminary Note]
-------------==================================================================
     14     TYPE OF REPORTING PERSON (See Instructions)

            PN
-------------==================================================================

                                       13D



===================
CUSIP No. G0450A105
===================

-------------==================================================================
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Marsh & McLennan GP I, Inc.
-------------==================================================================
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [   ]

                                                                    (b) [ X ]**

              ** The reporting persons making this filing beneficially own an aggregate of 1,691,576 Common Shares, which is 6.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------==================================================================
     3      SEC USE ONLY

-------------==================================================================
     4      SOURCE OF FUNDS (See Instructions)

            AF
-------------==================================================================
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                        [   ]
-------------==================================================================
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------===========================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------===========================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     89,935  [See Preliminary Note]
                       -------------===========================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------===========================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    89,935 [See Preliminary Note]
------------------------------------===========================================
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            89,935  [See Preliminary Note]
-------------==================================================================
     12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                        [ X ]

-------------==================================================================
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.4 %  [See Preliminary Note]
-------------==================================================================
     14     TYPE OF REPORTING PERSON (See Instructions)

            CO
-------------==================================================================

Preliminary  Note: The Reporting Persons (as defined below) are filing this
Schedule 13D with respect to the Common Shares, par value $0.01 per share (the "Common Shares"), of Arch Capital Group Ltd. (the~"Company"). Certain of the
Reporting  Persons  own,  in  aggregate,  (i)  1,636,729  Series  A  Convertible
Preference Shares (the "Preference A Shares") issued by the Company, each Preference Share convertible to one Common Share and (ii) 54,847 Common Shares issued upon cashless exercise of Class A Warrants (the "Warrants") issued by the Company to purchase 173,178 Common Shares. If all of such Preference A Shares were converted, the Reporting Persons would own, in aggregate, an additional 1,636,729 Common Shares. The Reporting Persons are filing this Schedule 13D to report the number of Common Shares they own directly as well as the number of Common Shares they are deemed to own beneficially through ownership of the Preference A Shares. All numbers and percentages contained in this Schedule 13D represent Common Shares and not Preference A Shares or Warrants (unless stated otherwise). For information regarding the Warrants and Preference A Shares, see the Company's Prospectus Supplement dated April 3, 2002.

Item 1. Security And Issuer.

This statement relates to the Common Shares of the Company. The Company's principal offices are located at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda.

Item 2. Identity And Background.

(a)

Information concerning Reporting Persons

This statement is filed by the following entities:

     (i) The Partnerships:

             (A) Trident II, L.P., a Cayman Islands limited partnership
                 ("Trident II"), with respect to the Common Shares beneficially owned by it (through its ownership of Common Shares and Preference A Shares);

             (B) Marsh & McLennan Employees' Securities Company, L.P., a Cayman
                 Islands limited partnership ("Trident ESC"), with respect to the Common Shares beneficially owned by it (through its ownership of Common Shares and Preference A Shares); and

             (C) Marsh & McLennan Capital Professionals Fund, L.P., a Cayman
                 Islands limited partnership ("Trident PF"), with respect to the Common Shares beneficially owned by it (through its ownership of Common Shares and Preference A Shares); and

     (ii)The General Partners of the Partnerships:

             (A) Trident Capital II, L.P., a Cayman Islands limited partnership
                 (the "Trident General Partner"), which is the general partner of Trident II, with respect to the Common Shares beneficially owned by Trident II (through its ownership of Common Shares and Preference A Shares); and

             (B) Marsh & McLennan GP I, Inc., a Delaware corporation ("MMGPI"), which is the general partner of Trident ESC and Trident PF, with respect to the Common Shares beneficially owned by Trident ESC and Trident PF (through their ownership of Common Shares and Preference A Shares). MMGPI also serves as a general partner of the Trident General Partner.

Information concerning Other Persons pursuant to General Instruction C

Information also is provided with respect to the following entities and individuals in accordance with General Instruction C of Schedule 13D:

     (i)  The General Partners of the Trident General Partner:

             (A) CD Trident II, LLC, a Delaware limited liability company
                 ("CDLLC"), which is a general partner of the TridentGeneral Partner;

             (B) JG Trident II, LLC, a Delaware limited liability company
                 ("JGLLC"), which is a general partner of the Trident General Partner;

             (C) SF Trident II, LLC, a Delaware limited liability company
                 ("SFLLC"), which is a general partner of the Trident General Partner; and

             (D) MMGPI, which is a general partner of the Trident General
                 Partner;

     (ii) Marsh & McLennan Risk Capital Holdings, Ltd., a Delaware corporation
                 ("MMRCH"). MMGPI is a wholly owned, direct subsidiary of MMRCH;

     (iii)Marsh & McLennan Companies, Inc., a Delaware corporation ("MMC").
                 MMRCH and MMGPI are wholly-owned, indirect subsidiaries of MMC; and

     (iv) The individuals serving as the managing members of CDLLC, JGLLC and
                 SFLLC and directors and executive officers of MMGPI, who are identified on Schedule I attached hereto, which is incorporated herein by reference.

Trident II, Trident ESC and Trident PF are together referred to herein as the "Partnerships." The Trident General Partner and MMGPI (in its capacity as the general partner of Trident ESC and Trident PF) are together referred to herein as the "General Partners." The Partnerships and the General Partners are together referred to herein as the "Reporting Persons." CDLLC, JGLLC and SFLLC are together referred to herein as the "LLC Entities." CDLLC, JGLLC, SFLLC, MMGPI (in its capacity as a general partner of the Trident General Partner), MMRCH and MMC are together referred to herein as the"Other Corporate Entities." The individuals identified on Schedule I attached hereto are together referred to herein as the "Individuals."

(b) Set forth in Schedule I attached hereto, which is incorporated herein by reference, is the business address of each of the Individuals. Also set forth in Schedule I attached hereto is the principal office and business address of each of the Reporting Persons and the Other Corporate Entities.

(c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Trident General Partner is to act as the general partner of Trident II. The principal business of MMGPI is to act as the general partner of Trident ESC and Trident PF and as a general partner of the Trident General Partner. The principal business of each of the LLC Entities is to act as a general partner of the Trident General Partner. The principal business of MMRCH is to make private equity and equity-related investments. MMC is a professional services firm providing risk and insurance, investment management and consulting services. Set forth in Schedule I is the present principal occupation or employment of each of the Individuals and the name, principal business and address of the corporation or other organization in which such employment is conducted.

(d) None of the Reporting Persons, the Other Corporate Entities or the Individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, the Other Corporate Entities or the

Individuals has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Individuals is a U.S. citizen.

Item 3. Source And Amount Of Funds And Other Consideration.

        The net investment cost for the Preference A Shares and the Warrants purchased by each of the Partnerships is set forth below:

                                                       Approximate Aggregate
Entity            Preference A Shares     Warrants      Net Investment Cost
------            -------------------     --------      -------------------
Trident II             1,549,710           163,971        $ 33,139,139.28
Trident ESC               43,630             4,616        $    932,987.88
Trident PF                43,389             4,591        $    927,834.31


The number of Common Shares issued upon cashless exercise of the Warrants by each of the Partnerships is set forth below:

                         Common Shares Issued
Entity            upon Cashless Exercise of Warrants
------            ----------------------------------
Trident II                       51,931
Trident ESC                       1,462
Trident PF                        1,454

Each of the Partnerships obtained the funds used for these acquisitions from its partners pursuant to existing capital commitments.

Item 4. Purpose Of The Transaction.

The purpose of the acquisition of the Preference A Shares and the Warrants (including Common Shares issued upon conversion or exercise thereof) is for investment, and the acquisitions of the Preference A Shares and the Warrants by each of the Partnerships were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Common Shares, Preference A Shares or Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, Preference A Shares and Warrants or dispose of any or all of its Common Shares, Preference A Shares and/or Warrants depending upon an ongoing evaluation of the investment in the Common Shares, Preference A Shares and/or Warrants, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Common Shares, Preference A Shares and/or Warrants which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal and except for the agreements described below, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Preference A Shares

Pursuant to the Certificate of Designations of Series A Convertible Preference Shares (the "Preference A Certificate"), each holder of the Preference A Shares is entitled to the number of votes equal to the number of whole Common Shares into which all of such holder's Preference A Shares are convertible, with respect to all matters submitted for shareholder approval. The Preference A Shares, subject to certain limitations, voting with holders of shares of all other series of preference shares affected in the same way as a single class, have the right to approve amendments, repeals or changes to any provisions of Preference A Certificate which would adversely affect, alter or change the powers, preferences or special rights of the Preference A Shares and such securities affected in the same way. Notwithstanding the foregoing, prior to the receipt of certain regulatory approvals with respect to other investors in the Company, which regulatory approvals were obtained prior to June 30, 2002, if the votes conferred by Common Shares and Preference A Shares beneficially owned by a person otherwise would have represented more than 9.9% of the voting power of all shares of the Company entitled to vote generally at an election of the Company's directors, the vote of each Preference A Share held by that person would have been reduced by whatever amount was necessary so that after any reduction, the votes conferred by the Common Shares and the Preference A Shares beneficially owned by that person would have constituted 9.9% of the total voting power of all shares of the Company entitled to vote generally at any election of directors.

Each Preference A Share is convertible at any time into one Common Share, subject to certain adjustments set forth in the Preference A Certificate. The Preference A Shares will automatically convert into Common Shares following the later of (i) the Company's receipt of certain regulatory approvals and (ii) 90 days following the consummation of the purchase price adjustment to be performed at November 20, 2005 as set forth in Section B of the Subscription Agreement (as defined hereafter). Notwithstanding the foregoing, prior to the receipt of certain shareholders approvals, which were obtained on March 7, 2002, Section
5.3 of the Shareholders Agreement (as defined hereafter) imposed certain restrictions on the conversion of Preference A Shares, including that holders of Preference A Shares were not allowed to convert any Preference A Shares issued under the Subscription Agreement (as defined hereafter) unless all necessary approvals for the ownership of Common Shares issued upon such conversion were obtained.

The Preference A Shares are entitled to certain dividend rights and liquidation preferences as set forth in the Preference A Certificate.

Warrants

Each Warrant entitles the holder to purchase one Common Share. The number and character of such Common Share are subject to certain adjustments set forth in the Warrant. The exercise price of each Warrant is $20.00 per Common Share, subject to certain adjustments set forth in the Warrant. Notwithstanding the foregoing, Section 5.3 of the Shareholders Agreement (as defined hereafter) provides that, prior to the receipt of certain regulatory approvals, the holders of Warrants may not exercise any Warrants issued under the Subscription Agreement (as defined hereafter) unless all necessary approvals for the ownership of Common Shares issued upon such exercise have been obtained. The Warrants will expire on September 19, 2002. Holders of the Warrants may exercise their purchase rights under the Warrant by making payment of the purchase price in cash or through a cashless exercise.

On April 19, 2002, (i) Trident II exercised its Warrant to purchase 163,971 Common Shares in a cashless exercise resulting in the issuance of 51,931 Common Shares to Trident II, (ii) Trident ESC exercised its Warrant to purchase 4,616 Common Shares in a cashless exercise resulting in the issuance of 1,462 Common Shares to Trident ESC, and (iii) Trident PF exercised its Warrant to purchase 4,591 Common Shares in a cashless exercise resulting in the issuance of 1,454 Common Shares to Trident PF.

In connection with the acquisition of the Preference A Shares and the Warrants, the Partnerships entered into the following agreements.

Assignment Agreement

On November 8, 2001, the Partnerships entered into an agreement (the "Assignment Agreement") with the Company, Warburg Pincus Private Equity VIII, L.P. Warburg Pincus International Partners, L.P., Warburg Pincus Netherlands Internationale Partners I, C.V. and Warburg Pincus Netherlands International Partners II, C.V. (collectively, "Warburg"), HFCP IV (Bermuda), L.P. ("H&F"), The Trident Partnership, L.P. ("Trident I") and MMRCH.

Under the Assignment Agreement, Warburg assigned to the Partnerships the right and obligation to purchase an aggregate of $35,000,000 of Preference A Shares and Warrants on the terms and conditions set forth in the Subscription Agreement (as defined hereafter). Although each of the Partnerships became a "Purchaser" under the Subscription Agreement, the Assignment Agreement limits certain rights that the Partnerships have as "Purchasers" under the Subscription Agreement. For example, the Assignment Agreement provides among other limitations that, subject to certain exceptions, (i) Warburg and H&F have the sole right to make any determinations and to take any actions with respect to the purchase price adjustments set forth in Section B of the Subscription Agreement and (ii) the consent of the Partnerships is not required to effect any modification, amendment or waiver of any provision of the Subscription Agreement. Similarly, the Assignment Agreement also limits certain rights that the Partnerships have as "Investors" under the Shareholders Agreement (as defined hereafter). The Assignment Agreement provides that, subject to certain exceptions, Warburg and H&F may consent on behalf of all other "Investors" (as defined in the Shareholders Agreement) to any amendment or modification of any section of the Shareholders Agreement.

Also pursuant to the Assignment Agreement, the parties confirmed the termination of the right of MMRCH to have an observer attend meetings of the Board of Directors of the Company and the right of Trident I to designate a director for election to the Board of Directors of the Company. The Company was released from its obligation to make any further capital contributions to Trident II pursuant to an existing capital commitment, other than with respect to an outstanding capital call for which the Company funded approximately $4.7 million. On November 20, 2002, all of MMRCH's 905,397 Class A Warrants were canceled in exchange for the issuance by the Company of 140,380 Common Shares, and all of MMRCH's 1,770, 601 Class B Warrants were canceled in exchange for a cash payment by the Company of $7.50 per Class B Warrant (approximately $13.3 million in the aggregate).

Subscription Agreement

The Partnerships are also parties to the Subscription Agreement, dated as of October 24, 2001, as amended as of November 20, 2001, January 3, 2002 and March 15, 2002 (the "Subscription Agreement"), by and between the Company, Warburg and H&F and the other parties thereto (the Partnerships, Warburg, H&F and the other purchasers are collectively, the "Purchasers").

Under the Subscription Agreement, the Partnerships acquired an aggregate of 1,636,729 Preference A Shares and 173,178 Warrants. The purchase price paid by the Partnerships for the Preference A Shares and the Warrants was $34,999,961.47. The Subscription Agreement provides for certain purchase price adjustments. Each purchase price adjustment may result in, among other things, the Company issuing to each of the Purchasers additional Preference A Shares.

Section D.1(f) of the Subscription Agreement provides that the Purchasers (as defined in the Subscription Agreement) may not transfer, in one transaction, or a series of related transactions, to a single person or group, the Common Shares, and/or securities convertible into Common Shares, representing in excess of either 51% of the votes then entitled to be cast in election of the Company's directors, or 51% of the then outstanding Common Shares, without making available to all holders of Common Shares the right to participate in such transaction on substantially the same terms.

Section E of the Subscription Agreement provides that the Company is required to form a new, wholly-owned subsidiary ("Newco") to hold the Company's equity interest in Arch Reinsurance Ltd., a Bermuda company, and all of the Company's core insurance operations other than Arch Reinsurance Company, a Nebraska corporation, in each case, no later than 90 days after November 20, 2001. Newco is required to be a company organized under the laws of Bermuda, with a number and kind of authorized and outstanding capital shares (including shares and warrants identical to the Preference A Shares and the Warrants) that replicate, as nearly as possible, those of the Company. Section E.3 of the Subscription Agreement provides that if (i) the Company fails to obtain certain regulatory approvals before May 20, 2002 or (ii) the "Adjustment Basket" determined under Section B of the Subscription Agreement is less than zero and its absolute value exceeds $250.0 million, then the Preference A Shares and Warrants may be exchanged by each Purchaser, in whole or in part (but not for less than the $150.0 million liquidation preference of the Preference A Shares), for preference shares and warrants of Newco bearing identical rights and privileges, including the right to convert into, or be exercised for, common shares of Newco.

Section F.5 of the Subscription Agreement provides that, until the date of the final determination of the "Adjustment Basket" at November 20, 2005, the transaction committee's approval of (i) an amendment, modification or waiver of rights under the Subscription Agreement, the Certificate of Designations of the Preference A Shares, the Warrants or the Shareholders Agreement, (ii) the enforcement of obligations of the Purchasers under the above agreements or (iii) any actions relating to the disposition of the Company's non-core assets shall be deemed approved by the Company's board of directors.

Shareholders Agreement

The Partnerships are also parties to the Shareholders Agreement, dated as of November 20, 2001, as amended on January 3, 2002 and March 15, 2002 (the "Shareholders Agreement"), by and among the Company, Warburg, and H&F, H&F International Partners IV-A (Bermuda), L.P., H&F International Partners IV-B (Bermuda), L.P., H&F Executive Fund IV (Bermuda), L.P. (collectively, "H&F Investors") and the other persons parties thereto (the Partnerships, Warburg, the H&F Investors and the other persons are collectively, the "Investors").

Section 3.1 of the Shareholders Agreement provides that Warburg and the H&F Investors have the right to appoint or have nominated a certain number of directors to the Company's board of directors. In addition, Section 3.3 of the Shareholders Agreement provides that, prior to the Company's receipt of certain regulatory approvals and subject to certain exceptions, the Company may not take certain actions without the approval of at least one director representing Warburg and one director representing the H&F Investors.

Section 3.4 of the Shareholders Agreement required each of the Partnerships to vote all their voting securities of the Company in favor of (i) the proposals to be submitted for approval of the shareholders of the Company at the special general meeting of the Company's shareholders to be held in connection with the transactions contemplated by the Subscription Agreement and the Shareholders Agreement and (ii) the proposals, to be submitted for approval of the Company's shareholders at their 2002 annual general meeting, to approve the grant of restricted shares to Robert Clements and an option grant to John M. Pasquesi.

Section 4 of the Shareholders Agreement grants to Warburg and the H&F Investors demand registration rights and grants to the other Investors piggy-back registration rights. If at any time the Company proposes to register any Common Shares on its own behalf or on behalf of any of its shareholders (including pursuant to Warburg's or H&F Investors' demand registration rights), the Company is required to, pursuant to the terms of the Shareholders Agreement, include the Common Shares held by the Partnerships and certain other investors who elect to have such shares included.

Section 5 of the Shareholders Agreement provides that, in the event that Warburg, H&F Investors, Insurance Private Equity Investors, L.L.C. or Orbital Holdings, Ltd. proposes to transfer Preference A Shares, Warrants or Common Shares issued upon conversion or exercise of such securities to a third party and the net proceeds of such sale are reasonably expected to exceed $50.0 million, the other Investors may have rights to "tag along" in such sale and to participate ratably on the basis of securities owned in such a third party sale on the same terms as the selling investor. In addition, Section 5 of the Shareholders Agreement provides that, under certain circumstances, Warburg and H&F Investors have drag-along rights with respect to the Partnerships.

Under Section 5.2 of the Shareholders Agreement, Warburg, the H&F Investors, the Partnerships and certain other parties thereto agreed not to sell more than one third (1/3) of the shares each Investor purchased in its original investment until the earliest to occur of (i)~November 20, 2002, (ii) any event that would cause the Company's outstanding Class B Warrants to vest and/or become exercisable or (iii) the completion by the Company of a registered public offering of Common Shares the net proceeds to the Company of which exceed $25.0 million. The Company consummated an offering of the type contemplated by clause
(iii) in the first half of 2002.

Prior to the receipt of certain shareholders approvals, which were obtained on March 7, 2002, Section 5.3 of the Shareholders Agreement imposed certain restrictions on the conversion of Preference A Shares, including that holders of Preference A Shares were not allowed to convert any Preference A Shares issued under the Subscription Agreement unless all necessary approvals for the ownership of Common Shares issued upon such conversion were obtained.

The foregoing is a brief description of certain terms of the Preference A Shares, the Warrant, the Assignment Agreement, the Subscription Agreement and the Shareholders Agreement. Reference should be made to those agreements for the actual terms thereof. Copies of the Preference A Certificate and the form of the Warrant are attached as Exhibits 3.1 and 4.1, respectively, to the Form 8-K filed by the Company on January 4, 2002. A copy of the Assignment Agreement is attached as Exhibit 10.2 to the Form 10-Q for the period ending September 30, 2001, filed by the Company on November 14, 2002. Copies of the Subscription Agreement and the Shareholders Agreement are attached as Exhibits 4.6 and 4.5, respectively, to the Form 10-K for the fiscal year ended December 31, 2001, filed by the Company on March 18, 2002.

Item 5. Interest In Securities Of The Issuer.

(1) The Partnerships

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the Partnerships is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 23,795,740 Common Shares outstanding as reported by the Company in the Form 10-Q for the period ending June 30, 2002, filed by the Company on August 14, 2002.

(c)      None.

(d) The Trident General Partner has the power to direct the affairs of Trident II, including the disposition of the proceeds of the sale of the Common Shares, Preference A Shares and Warrants. The Trident General Partner makes investment decisions involving investments held by Trident II through the Investment Committee of the Trident General Partner.

         MMGPI has the power to direct the affairs of Trident ESC and Trident PF, including the disposition of the proceeds of the sale of the Common Shares, Preference A Shares and Warrants.

(e)      Not applicable.

(2) The General Partners

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner is incorporated herein by reference.

(c)      None.

(d)
         The LLC Entities and MMGPI are general partners of the Trident General Partner and, as such, may each be deemed to be the beneficial owner of all Common Shares beneficially owned by the Trident General Partner. The LLC Entities and MMGPI (in its capacity as a general partner of the Trident General Partner) disclaim beneficial ownership of any such Common Shares.

         MMGPI is a wholly owned, direct subsidiary of MMRCH and a wholly owned, indirect subsidiary of MMC and, as such, MMRCH and MMC may each be deemed to be the beneficial owner of all Common Shares beneficially owned by MMGPI. MMRCH and MMC disclaim beneficial ownership of any such Common Shares.

(e)      Not applicable.

(3) Other Corporate Entities

(a),(b) The Other Corporate Entities disclaim beneficial ownership of the Preference A Shares, Warrants and Common Shares beneficially owned by the Partnerships and the General Partners.

(c) MMRCH sold 336,700 Common Shares during the past 60 days as described in the Schedule 13D/A-3 filed jointly by MMRCH and MMC on September 12, 2002. To the knowledge of the Reporting Persons, no other transactions have been effected by MMRCH since the filing of the aforementioned
         Schedule 13D/A-3. MMC has disclaimed beneficial ownership of the Common Shares owned by MMRCH.

(d)      Not applicable.

(e) In the Schedule 13D/A-3 filed jointly by MMRCH and MMC on September 12, 2002, MMRCH reported that it had ceased to be the owner of more than five percent of the Common Shares.

(4) The Individuals

(a),(b) The Individuals disclaim beneficial ownership of the Preference A Shares, Warrants and Common Shares beneficially owned by the Partnerships and the General Partners.

(c)      None.

(d) As set forth in Schedule I attached hereto, certain of the Individuals serve as the managing members of the LLC Entities and, as such, each of these Individuals may be deemed to be the beneficial owner of all Common Shares beneficially owned by the LLC Entity managed by such Individual. Each of these Individuals disclaims beneficial ownership of any such Common Shares owned by any such LLC Entity.

 (e)     Not applicable.

As disclosed in the Schedule 13D/A-3 filed on September 12, 2002 by MMRCH and MMC, MMRCH is the beneficial owner of 1,199,305 Common Shares, representing in the aggregate 5.0% of the 23,795,740 Common Shares outstanding and 2.0% of the Common Shares outstanding assuming conversion of the 35,563,488 Preference A Shares, in each case based on share figures reported in the Company's Form 10-Q for the period ending June 30, 2002, filed by the Company on August 14, 2002. MMRCH has the sole power to vote and the sole power to dispose of the outstanding Common Shares owned by it. MMC Capital, Inc., a subsidiary of MMRCH, serves as an investment advisor to Trident II. The Reporting Persons hereby disclaim beneficial ownership of any of the Common Shares beneficially owned by MMRCH and expressly disclaim that they are members of a "group" with MMRCH.

Except as described in the immediately preceding paragraph, to the knowledge of the Reporting Persons, none of the Other Corporate Entities or the Individuals beneficially own any Common Shares.

Item 6. Contracts, Arrangements,
Understandings Or Relationships With Respect To Securities Of The Issuer.

In connection with the acquisition of the Preference A Shares and the Warrants by the Partnerships, the Partnerships entered into the Assignment Agreement, the Subscription Agreement and the Shareholder's Agreement. Certain of the transactions contemplated by such agreements and certain terms of such agreements, the Preference A Shares and the Warrants are described in Item 4 of this Schedule 13D.

Copies of the Preference A Certificate and the form of the Warrant are attached as Exhibits 3.1 and 4.1, respectively, to the Form 8-K filed by the Company on January 4, 2002. A copy of the Assignment Agreement is attached as Exhibit 10.2 to the Form 10-Q for the period ending September 30, 2001, filed by the Company on November 14, 2002. Copies of the Subscription Agreement and the Shareholders Agreement are attached as Exhibits 4.6 and 4.5, respectively, to the Form 10-K for the fiscal year ended December 31, 2001, filed by the Company on March 18, 2002.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. For copies of the Assignment Agreement, the Subscription Agreement, the Shareholders Agreement, the Preference A Certificate and the Warrant, see the exhibits to the Company's public filings referred to in Items 4 and 6 above.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2002



        TRIDENT II, L.P.
        By:  Trident Capital II, L.P., its sole general partner
        By:  CD Trident II, LLC, a general partner

        By:  /s/  David J. Wermuth
             _____________________________________
        Name:   David J. Wermuth
        Title:  Vice President


        MARSH & McLENNAN EMPLOYEES' SECURITIES COMPANY, L.P.
        By:  Marsh & McLennan GP I, Inc., its sole general partner

        By:  /s/  David J. Wermuth
             _____________________________________
        Name:   David J. Wermuth
        Title:  Assistant Secretary


        MARSH & McLENNAN CAPITAL PROFESSIONALS FUND, L.P.
        By:  Marsh & McLennan GP I, Inc., its sole general partner

        By:  /s/  David J. Wermuth
             _____________________________________
        Name:   David J. Wermuth
        Title:  Assistant Secretary


        TRIDENT CAPITAL II, L.P.
        By:  CD Trident II, LLC, a general partner

        By:  /s/  David J. Wermuth
             _____________________________________
        Name:   David J. Wermuth
        Title:  Vice President


        MARSH & McLENNAN GP I, INC.

        By:  /s/  David J. Wermuth
             _____________________________________
        Name:   David J. Wermuth
        Title:  Assistant Secretary

                                   Schedule I


CD Trident II, LLC (CDLLC)

The principal office and business address of CDLLC is 20 Horseneck Lane, Greenwich, Connecticut 06830. The individual identified below is the sole managing member of CDLLC.

Name and Business Address           Principal Occupation or Employment

Charles A. Davis                    Chairman and Chief Executive Officer of MMC
MMC Capital, Inc.                   Capital, Inc.; Vice Chairman of Marsh &
20 Horseneck Lane                   McLennan Companies, Inc.
Greenwich, CT  06830



JG Trident II, LLC (JGLLC)

The principal office and business address of JGLLC is 1166 Avenue of the Americas, New York, New York 10036-2774. The individual identified below is the sole managing member of JGLLC.

Name and Business Address           Principal Occupation or Employment

Jeffrey W. Greenberg                Chairman and CEO of Marsh & McLennan
Marsh & McLennan Companies, Inc.    Companies, Inc.
1166 Avenue of the Americas
New York, NY  10036-2774



SF Trident II, LLC (SFLLC)

The principal office and business address of SFLLC is 1166 Avenue of the Americas, New York, New York 10036-2774. The individual identified below is the sole managing member of SFLLC.

Name and Business Address           Principal Occupation or Employment

Stephen Friedman                    Senior Principal of MMC Capital, Inc.
MMC Capital, Inc.
1166 Avenue of the Americas
New York, NY  10036-2774

Marsh & McLennan GP I, Inc. (MMGPI)

The principal office and business address of MMGPI is 1166 Avenue of the Americas, New York, New York 10036-2774. The business address of each of the directors and the executive officer of MMGPI is 1166 Avenue of the Americas, New York, New York 10036-2774. Ms. Wijnberg is an executive officer of MMGPI
(CEO), and both of the individuals identified below are directors of MMGPI.

Name and Business Address           Principal Occupation or Employment

William L. Rosoff                   Senior Vice President and General Counsel of
                                    Marsh & McLennan Companies, Inc.

Sandra S. Wijnberg                  Senior Vice President and Chief Financial
                                    Officer of Marsh & McLennan Companies, Inc.



Marsh & McLennan Risk Capital Holdings, Ltd. (MMRCH)

The principal office and business address of MMRCH is 1166 Avenue of the Americas, New York, New York 10036-2774.

Marsh & McLennan Companies, Inc. (MMC)

The principal office and business address of MMRCH is 1166 Avenue of the Americas, New York, New York 10036-2774.